Exhibit 99.1

YXT.com Reports Full Year 2024 Unaudited Financial Results

Board Approves US$10 million Share Repurchase Program

SUZHOU, China, March 28, 2025 /GLOBE NEWSWIRE/ - YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced its unaudited financial results for the full year ended December 31, 2024 and a US$10 million Share Repurchase Program.

Financial Highlights for the Full Year of 2024

•

Total revenues were RMB331.2 million (US$45.4 million) for the full year of 2024, compared with RMB424.0 million in the prior year. On the pro forma basis as if the deconsolidation of CEIBS Publishing Group Limited (“CEIBS PG”) occurred as of the beginning of 2022, the pro forma revenues would have been RMB327.9 million (US$44.9 million) for the full year of 2024, compared with RMB324.6 million for the full year of 2023, representing an increase of 1.0%.

•	Gross margin was 61.8% for the full year of 2024, compared with 54.1% in the prior year, representing an increase of 7.7%.

•	Net loss was RMB92.1 million (US$12.6 million), compared with RMB229.8 million in the prior year, representing a decrease of 59.9%.

•

Number of subscription customers was 2,405 as of December 31, 2024, compared with 3,230 as of December 31, 2023. After adjusting for the deconsolidation of CEIBS PG, which accounted for 686 customers, the net change of 139 customers reflects the Company’s strategic shift toward large enterprise accounts with consistent demand for corporate learning solutions, and reflects a planned reduction of small and medium-sized customers from the Company’s portfolio.

•	Net revenue retention rates of subscription customers remained stable at 100.9%, compared with 101.4% in the prior year.

Mr. Peter Lu, Director, Founder and Chairman of the Board of YXT.com, commented, “The rapid development of AI has created tremendous opportunities for our company, allowing us to successfully transform from digital learning to intelligent learning and expand our offerings into talent management. In 2024, our AI initiatives delivered tangible results in cost reduction and efficiency improvement, significantly narrowing our losses while enhancing value for both customers and shareholders. Our three new AI-powered business lines have already entered customer validation phase and will soon be brought to market, further expanding our business portfolio. As we execute our global expansion strategy this year, YXT.com is positioned at the forefront of the AI-driven industry transformation, ready to create sustainable value for our customers and investors alike.”

Mr. Pun Leung Liu, Chief Financial Officer of YXT.com, added, “Our financial results for the full year of 2024 demonstrate the effectiveness of our operational optimization initiatives. Through strategic cost management and AI-enabled operational improvements across our business, we significantly narrowed our net loss to RMB92.1 million from RMB229.8 million. We remain committed to disciplined cost control while continuing to invest in strategic areas that drive long-term growth, particularly our technology capabilities and enterprise-focused solutions. With a healthy balance sheet and solid development strategy, we believe we are well-positioned to create long-term value for our shareholders.”

Financial Results for the Full Year of 2024

Revenues

Revenues were RMB331.2 million (US$45.4 million), compared with RMB424.0 million in the prior year, representing a decrease of 21.9%. On the pro forma basis as if the deconsolidation of CEIBS PG occurred as of the beginning of 2022, the pro forma revenues would have been RMB327.9 million (US$44.9 million) for the full year of 2024, compared with RMB324.6 million for the full year of 2023, representing an increase of 1.0%.

•	Revenues from corporate learning solutions were RMB325.6 million (US$44.6 million), compared with RMB411.8 million in the prior year.

•

Revenues from subscription based corporate learning solutions were RMB301.8 million (US$41.3 million), compared with RMB347.8 million in the prior year. The change was primarily due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB64.9 million; and (ii) the strategic suspension of certain ancillary online teaching tools. This was partially offset by an RMB18.9 million increase driven by the Company’s updated business expansion strategy of focusing on large enterprise subscription customers with strong and steady demand for corporate learning solutions.

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•

Revenues from non-subscription based corporate learning solutions were RMB23.8 million (US$3.3 million), compared with RMB64.0 million in the prior year. The change was primarily due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB31.2 million; and (ii) reduced offline activities reflecting the Company’s strategic shift towards subscription-based corporate learning solutions.

•

Revenues from others were RMB5.6 million (US$0.8 million), compared with RMB12.2 million in the prior year. The change primarily reflects fewer customized software projects completed in 2024, aligning with the Company’s new strategic focus.

Cost of revenues

Cost of revenues was RMB126.5 million (US$17.3 million), compared with RMB194.5 million in the prior year, representing a decrease of 34.9%. This was mainly due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB44.5 million; and (ii) cost reductions resulting from operational adjustments. Improved cost efficiencies were achieved through lower instructor compensation costs stemming from reduced offline activities, aligning with the Company’s strategic shift towards subscription-based corporate learning solutions, as well as through continuous efforts in optimizing human resources and effectively managing expenses.

Gross margin

Gross margin was 61.8%, compared with 54.1% in the prior year, representing an increase of 7.7%. This was mainly due to the Company’s new strategic focus on large enterprise subscription customers and ongoing cost optimization efforts.

Sales and marketing expenses

Sales and marketing expenses were RMB144.2 million (US$19.8 million), compared with RMB244.4 million in the prior year, representing a decrease of 41.0%. This was mainly due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB62.7 million; and (ii) decreases in compensation paid to sales and marketing staff due to the Company’s efforts in optimizing its human resources.

Research and development expenses

Research and development expenses were RMB116.1 million (US$15.9 million), compared with RMB176.5 million in the prior year, representing a decrease of 34.2%. This was mainly due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB22.5 million; and (ii) decreases in compensation paid to research and development staff due to the Company’s efforts in optimizing its human resources and increasing its research and development efficiency.

General and administrative expenses

General and administrative expenses were RMB138.4 million (US$19.0 million), compared with RMB142.9 million in the prior year, representing a decrease of 3.1%. This was mainly due to (i) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB17.3 million; and (ii) a decrease in share-based compensation paid to general and administrative staff due to the completion of the amortization of certain share-based incentives. The decrease was partially offset by one-time IPO-related professional fees and litigation costs occurring in 2024.

Net loss and adjusted net loss

Net loss was RMB92.1 million (US$12.6 million), compared with a net loss of RMB229.8 million in the prior year, representing a decrease of 59.9%. Adjusted net loss was RMB199.3 million (US$27.3 million), compared with an adjusted net loss of RMB277.6 million in the prior year, representing a decrease of 28.2%.

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Earnings/(loss) per share

Basic net income per share was RMB2.90 (US$0.40) and diluted net loss per share was RMB0.55 (US$0.07), compared with basic and diluted net loss per share of RMB4.71 in the prior year. The improvement in basic earnings per share was primarily attributable to (i) the deemed contribution to ordinary shareholders due to modifications and extinguishment of the Company’s convertible redeemable preferred shares on July 1, 2024; and (ii) lower net loss in the full year of 2024 as compared with the prior year. The improvement was partially offset by net accretion on convertible redeemable preferred shares to redemption value in the full year of 2024.

Recent Development

On March 27, 2025, the Company has successfully completed a strategic rebranding initiative, adopting the “Radnova” name for its potential international operations. YXT.com operates its business in China through Jiangsu Radnova Intelligence Technology Co., Ltd. (formerly Jiangsu Yunxuetang Network Technology Co., Ltd.). As part of its global expansion, the Company has established a new entity in Singapore to serve as a headquarter for its overseas business to be conducted in the future. This strategic location will enable YXT.com to better serve and expand into international markets. The “Radnova” trademark will be used for the Company’s future international operations, symbolizing its transition from a China-focused e-learning company to a global AI-enabled enterprise productivity solutions provider.

YXT.com today announced that its board of directors has authorized the Company to adopt a share repurchase program under which the Company may repurchase up to US$10 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a two-year period (the “Share Repurchase Program”).

The Company’s proposed repurchases, if adopted, may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in derivative transactions, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing, structure and dollar amount of repurchase transactions will be subject to among others, the market conditions, terms to be agreed with the relevant repurchase agent, the trading prices of ADSs, and the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Company’s board of directors will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

Balance Sheet

As of December 31, 2024, the Company had cash and cash equivalents and restricted cash, short-term investments and long-term bank deposits of RMB418.2 million (US$57.3 million), compared with RMB496.2 million as of December 31, 2023.

Conference Call Information

The Company’s management team will hold a conference call at 9:00 P.M. U.S. Eastern Time on Thursday, March 27, 2025 (or 9:00 A.M. Beijing Time on Friday, March 28, 2025) to discuss the financial results. Details for the conference call are as follows:

Event Title:	YXT.com Full Year 2024 Earnings Conference Call

Registration Link:	https://register-conf.media-server.com/register/BIf41fb38a886d4d68bf9b224eba3d2520

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.yxt.com/.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding amortization of incremental intangible assets resulting from business combination, gain on deconsolidation of CEIBS PG, share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” The Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

YXT.com operates its business in China through “Jiangsu Radnova Intelligence Technology Co., Ltd.,” formerly known as “Jiangsu Yunxuetang Network Technology Co., Ltd.”. YXT.com has established an entity in Singapore to serve as a headquarter for its overseas business to be conducted in the future, with the “Radnova” trademark to serve international markets.

Contact

Robin Yang

ICR, LLC

YXT.IR@icrinc.com

+1 (646) 405-4883

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	320,489	417,920	57,255
Restricted Cash	—	322	44
Short-term investments	58,128	—	—
Accounts receivable, net	32,790	19,386	2,656
Amounts due from related parties	—	2,000	274
Prepaid expenses and other current assets, net	12,028	35,791	4,903

Total current assets	423,435	475,419	65,132

Non-current assets:
Property, equipment and software, net	23,402	15,175	2,079
Intangible assets, net	12,720	7,069	968
Goodwill	164,113	163,837	22,446
Long-term investments	126,341	114,432	15,677
Operating lease right-of-use assets, net	34,997	25,655	3,515
Other non-current assets	22,265	20,349	2,788
Long-term bank deposits	117,573	—	—

Total non-current assets	501,411	346,517	47,473

Total assets	924,846	821,936	112,605

LIABILITIES, MEZZANINE AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	17,855	7,389	1,013
Amounts due to related parties	—	2,452	336
Short-term borrowings	46,800	163,000	22,331
Deferred revenue, current	188,485	125,428	17,184
Acquisition consideration payable	14,775	14,775	2,024
Other payable and accrued liabilities	89,937	72,028	9,867
Derivative liabilities	100,279	—	—
Operating lease liabilities, current	15,818	8,966	1,228

Total current liabilities	473,949	394,038	53,983

Non-current liabilities
Long-term borrowings	219,000	125,500	17,193
Operating lease liabilities, non-current	20,257	17,458	2,392
Deferred revenue, non-current	58,952	57,710	7,906

Total non-current liabilities	298,209	200,668	27,491

Total liabilities	772,158	594,706	81,474

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value, 15,040,570 and nil shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	408,139	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 7,085,330 and nil shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	199,518	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 23,786,590 and nil shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	493,788	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value, 37,152,161 and nil shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	1,059,434	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value, 26,417,318 and nil shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	1,402,802	—	—

Total mezzanine equity	3,563,681	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value 390,518,031 and 500,000,000 shares authorized as of December 31, 2023 and December 31, 2024, respectively; 48,253,425 and 180,226,597 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	33	129	18
Additional paid-in capital	16,671	3,489,553	478,067
Statutory reserve	4,322	—	—
Accumulated other comprehensive income	23,775	25,096	3,438
Accumulated deficit	(3,490,681)	(3,287,548)	(450,392)

Total YXT.COM Group Holding Limited shareholders’ (deficit)/equity	(3,445,880)	227,230	31,131

Non-controlling interests	34,887	—	—

Total shareholders’ (deficit)/equity	(3,410,993)	227,230	31,131

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	924,846	821,936	112,605

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Revenues:
Corporate learning solutions	411,822	325,579	44,604
Others	12,194	5,611	769

Total revenues	424,016	331,190	45,373

Cost of revenues	(194,474)	(126,522)	(17,333)
Sales and marketing expenses	(244,379)	(144,217)	(19,758)
Research and development expenses	(176,537)	(116,105)	(15,906)
General and administrative expenses	(142,852)	(138,392)	(18,960)
Other operating income	5,629	6,974	955

Loss from operations	(328,597)	(187,072)	(25,629)

Interest and investment income	4,613	6,494	890
Interest expense	(4,650)	(10,699)	(1,466)
Impairment of available-for-sale debt securities	(13,144)	(14,464)	(1,981)
Gain on deconsolidation of CEIBS Publishing Group	—	78,760	10,790
Foreign exchange (loss)/gain, net	(350)	550	75
Change in fair value of derivative liabilities	102,419	34,378	4,710

Loss before income tax expense	(239,709)	(92,053)	(12,611)
Income tax benefit	9,871	—	—

Net loss	(229,838)	(92,053)	(12,611)

Net loss attributable to non-controlling interests shareholders	9,383	300	41

Net loss attributable to YXT.COM Group Holding Limited	(220,455)	(91,753)	(12,570)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Net loss attributable to YXT.COM Group Holding Limited	(220,455)	(91,753)	(12,570)
Deemed contribution to ordinary shareholders due to modifications and extinguishment on convertible redeemable preferred shares	—	672,170	92,087
Deemed dividend to convertible redeemable preferred share shareholders due to modifications	—	(5,940)	(814)
Net accretion on convertible redeemable preferred shares to redemption value	(9,452)	(290,543)	(39,804)

Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(229,907)	283,934	38,899

Net loss	(229,838)	(92,053)	(12,611)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	2,385	3,742	513
Unrealized gain/(loss) on investments in available-for-sale debt securities, net of tax	6,988	(2,421)	(332)

Total comprehensive loss	(220,465)	(90,732)	(12,430)

Total comprehensive loss attributable to non-controlling interests	9,383	300	41

Total comprehensive loss attributable to YXT.COM Group Holding Limited	(211,082)	(90,432)	(12,389)

Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(229,907)	283,934	38,899
—Weighted average number of ordinary shares - basic	48,781,392	97,788,561	97,788,561
—Weighted average number of ordinary shares - diluted	48,781,392	168,152,425	168,152,425

Net (loss)/income per share attributable to ordinary shareholders:
—Basic	(4.71)	2.90	0.40
—Diluted	(4.71)	(0.55)	(0.07)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Net loss	(229,838)	(92,053)	(12,611)
Adjustments:
Amortization of incremental intangible assets resulting from business combination	16,340	—	—
Impairment of intangible assets	21,660	—	—
Gain on deconsolidation of CEIBS Publishing Group	—	(78,760)	(10,790)
Share-based compensation	26,123	5,879	805
Change in fair value of derivative liabilities	(102,419)	(34,378)	(4,710)

Adjusted loss before income taxes	(268,134)	(199,312)	(27,306)
Adjusted income taxes	(9,500)	—	—

Adjusted net loss	(277,634)	(199,312)	(27,306)

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